BULLION FORWARD CONFIRMATION

Date:	16th Jan 2019
To:	[IAMGOLD Corporation] ("**Counterparty**")
Attn:	Treasury Department
Email:	IAMGOLD-Tradeconfirmations@iamgold.com
Tel:	416-933-4951
Fax:	416-360-4749
From:	CITIBANK, N.A. London Branch ("**CBNA**")
Attn:	Antoine Lhermite
Email:	citiconfirms.uk@citi.com
Tel:	+44 207 986 6234
Fax:	+44 207 655 2569

Re: Bullion Trade

Transaction Reference Number:	43699830, 43699837 & 43700445
Unique Swap Identifier:	OLNAM43699830 & OLNAM43699837

The purpose of this letter agreement (this "Confirmation") is to confirm the terms and conditions of the Transaction entered into between Counterparty and CBNA on the Trade Date (the "Transaction"). This Confirmation constitutes a "Confirmation" as referred to in the ISDA Master Agreement specified below.

U.S. Federal law requires CBNA to obtain, verify and record customer identification information.

The definitions and provisions contained in the 2005 ISDA Commodity Definitions (the "Commodity Definitions"), in each case as published by the International Swaps and Derivatives Association, Inc., are incorporated by reference into this Confirmation. In the event of any inconsistency between the Commodity Definitions and this Confirmation, this Confirmation will govern.

This Confirmation supplements, forms a part of, and is subject to, the ISDA Master Agreement dated as of 20 September 2012 between Counterparty and CBNA, including the Schedule thereto (as amended from time to time, the "Master Agreement"). All provisions contained in the Master Agreement govern this Confirmation except as expressly modified below.

The terms of the particular Transaction to which this Confirmation relates are as follows:

1. General Terms:

Trade Date:	15 Jan 2019	✓
Purchaser of Bullion:	CBNA	
Seller of Bullion:	COUNTERPARTY	✓

Bullion:	Gold produced by IAMGOLD or its affiliated mine sites, provided always that such Gold complies with the Good Delivery Rules of the LBMA
Structuring Fee:	COUNTERPARTY shall pay CBNA a structuring fee of US$666,000 on the date falling 2 Business Days after the Trade Date
Floating Price:	the arithmetic average of the Commodity Reference Price for each Pricing Date during the Calculation Period
Commodity Reference Price:	GOLD-LBMA PRICE-PM which means that the price for a Pricing Date will be that day's afternoon London Gold price per troy ounce of Gold for delivery in London through a member of the LBMA authorized to effect such delivery, stated in U.S. Dollars, as calculated and administered by independent service provider(s), pursuant to an agreement with the LBMA, and published by the LBMA on its website at www.lbma.org.uk that displays prices effective on that Pricing Date.
Pricing Date:	Each Bullion Business Day during the relevant Calculation Period (provided, for greater certainty that for the purposes of the definition of "Bullion Business Day" New York is deemed to be the location where payments under the Transaction are to be made).
Calculation Period:	As per Appendix 1
Prepayment	CBNA shall pay the Prepayment Amount to COUNTERPARTY on the Prepayment Date
Prepayment Amount:	US$ 84,909,586
Prepayment Date:	2nd December 2019
Delivery of Bullion:	On each Bullion Transaction Settlement Date, COUNTERPARTY shall deliver to CBNA the Number of Ounces specified in Appendix 1 in respect of such Bullion Transaction Settlement Date of Gold (as defined above) provided that if any such Bullion Transaction Settlement Date is not a Bullion Business Day, then that Bullion Transaction Settlement Date shall be the first following Bullion Business Day
Bullion Transaction Settlement Dates:	Two Business Days after the last day of each Calculation Period specified in Appendix 1
Contract Price:	CBNA shall pay to COUNTERPARTY on each Contract Price Payment Date the amount in USD equal to (X) the Number of Ounces of Gold specified in Appendix 1 in respect of such Contract Price Payment Date times (Y) the Contract Price for such Contract Price Payment Date, where the Contract Price is determined for the Contract Price Payment Date based on the calculation below in

	respect of the Calculation Period ending on or about the Contract Price Payment Date: (A) Zero, if for the Calculation Period the Floating Price is equal to or below the Floor Price; (B) the difference between the Floating Price and Floor Price, if for the Calculation Period the Floating Price is greater than the Floor Price but less than or equal to the Cap Price; and (C) the difference between the Cap Price and the Floor Price, if for the Calculation Period the Floating Price is greater than the Cap Price.
Floor Price:	US$1300/Oz
Cap Price:	US$1500/Oz
Contract Price Payment Date:	Two Business Days after the Bullion Transaction Settlement Date
Settlement:	Settlement by Delivery of Bullion

Provisions Relating to Settlement by Delivery:

Delivery Location:	London
Consequences of Bullion Settlement Disruption Events:	Negotiation

2. Amendments to ISDA Master Agreement Terms and Automatic Amendments Upon Novation

(a) The parties hereby agree that the Schedule to the Master Agreement shall be amended as follows:

(i) Section 5(a)(vi)(1) (Cross-Default) of the Master Agreement shall be amended by deleting the words ", or becoming capable at such time of being declared,".

(ii) The reference in Part 4(f) of the Schedule to the Master Agreement to "the Second Amended and Restated Credit Agreement dated as of February 22, 2012 by and between Party B as Borrower, certain of its Subsidiaries as Guarantors, the Lenders party thereto and The Bank of Nova Scotia as Administrative Agent, (as amended, restated, extended, supplement or otherwise modified in writing from time to time)" shall hereby be replaced with the following:

> "the Amended and Restated Credit Agreement dated as of December 14, 2017 by and between Party B as Borrower, certain of its Subsidiaries as Guarantors, the Lenders party thereto from time to time and National Bank of Canada as Administrative Agent (as amended, restated, extended, supplement or otherwise modified in writing from time to time)".

(b) In the event Party A assigns, novates or transfers this Transaction or any part hereof to an assignee, novatee or transferee (a "Novatee"), the Novatee shall be deemed to have expressly agreed that this Section 2 of this Confirmation shall also apply, mutatis mutandis, in respect of any ISDA Master Agreement in force between the Novatee and Party B (the "Novatee's Master Agreement") and accordingly the Novatee's Master Agreement shall be subject to the same amendments as set out in Section 2(a) of this Confirmation (and, for greater certainty, any reference in the Novatee's Master Agreement to a prior credit agreement shall be deemed to refer to the Amended and Restated Credit Agreement dated as of December 14, 2017 by and between Party B as Borrower, certain of its Subsidiaries as Guarantors, the Lenders party thereto from time to time and National Bank of Canada as Administrative Agent (as amended, restated, extended, supplement or otherwise modified in writing from time to time)).

3. Representations and Acknowledgements

None

4. Additional Terms

Account Details:

Payments to CBNA:

Currency	Beneficiary Bank BIC	Beneficiary Bank Name	Beneficiary A/C Number	Fed ABA No	Beneficiary Name	Reference
USD	CITIUS33	CITIBANK, N.A.	10990765	021000089	CITIBANK NA, LONDON	Precious Metals

Currency	Beneficiary Bank BIC	Beneficiary Bank Name	Beneficiary A/C Number	Fed ABA No	Beneficiary Name	Reference
XAU	CHASGB2LBUL	JP MORGAN CHASE BANK NA, LONDON BRANCH	/02025	N/A	CITIBANK NA, LONDON	Precious Metals

Payments to Counterparty:

Account for payments:

IAMGOLD Corp USD SSI

Beneficiary Bank: //CC000600011
National Bank of Canada
600 de la Gauchetière Street West, Level A
Montreal, QC H3B 4L2
Canada

Swift Code: BNDCCAMMINT

Beneficiary Account #: 0019065

US Correspondent: JP Morgan Chase Bank New York
ABA # 021000021, SWIFT code: CHASUS33

5. Representations:

Each party represents to the other party that:

(a) *Non-Reliance*. It is acting for its own account, and it has made its own independent decisions to enter into this Transaction and as to whether this Transaction is appropriate or proper for it based upon its own judgment and upon advice from such advisors as it has deemed necessary. It is not relying on any communication (written or oral) of the other party as investment advice or as a recommendation to enter into this Transaction; it being understood that information and explanations related to the terms and conditions of this Transaction shall not be considered investment advice or a recommendation to enter into this Transaction. It has not received from the other party any assurance or guarantee as to the expected results of this Transaction.

(b) *Evaluation and Understanding*. It is capable of evaluating and understanding (on its own behalf or through independent professional advice), and understands and accepts, the terms, conditions and risks of this Transaction. It is also capable of assuming, and assumes, the financial and other risks of this Transaction.

(c) *Status of Parties*. The other party is not acting as a fiduciary or an advisor for it in respect of this Transaction

Eligible Contract Participant: Counterparty represents and warrants that is an "eligible contract participant" within the meaning of Section 1(a)(18) of the Commodity Exchange Act, as amended, and applicable regulations thereunder.

Citibank Confirmation of Lender Status: CBNA represents and warrants that (through its Canadian Branch) is on the date of this Confirmation, a "Lender" under the IAMGOLD Amended and restated Credit Agreement dated as of December 14, 2017, as amended.

Regulation:
Citibank, N.A. London Branch is entering into this Transaction as principal and not as an agent for any other party.

Your counterparty to this Transaction is Citibank, N.A. London Branch, which is authorised by the Prudential Regulation Authority and subject to regulation by the Financial Conduct Authority and limited regulation by the Prudential Regulation Authority. In the event that you have dealt with employees of an affiliate of Citibank, N.A. London Branch in placing the order for or otherwise arranging this Transaction (which is likely if you are not a UK person), then this Transaction has been introduced to you, and arranged by, such affiliate. Such affiliate does not act as agent for Citibank, N.A. London Branch, which is the principal to this Transaction with you.

Unless specified herein, information about the time of dealing and the amount or basis of any charges shared with any third party in connection with this Transaction will be made available upon request.

Counterparty agrees to check this Confirmation promptly upon receipt so that any potential errors or discrepancies can be identified and rectified. If this Confirmation correctly sets forth the terms of the Transaction, please confirm your agreement by returning an executed Confirmation to CBNA by email or fax. Please note that the terms of this Transaction have been agreed solely between the parties and that any brokers' confirmation referencing the details of this Transaction are for informational purposes only. In the absence of CBNA's receipt of Counterparty's executed

Confirmation or an objection thereto, the acceptance of this Confirmation by Counterparty shall be governed by the applicable provisions of the Agreement, which, for this particular purpose only, shall prevail over any conflicting term in this Confirmation.

Accepted and confirmed as of the date first written:

CITIBANK, N.A. London Branch

Akim Mathias Falola

By: ______________________
Name: _Akim Mathias Falola
Title: Authorised Signatory

IAMGOLD CORPORATION

By: ______________________
Name:
Title:

Appendix 1

Calculation Period		Bullion Delivery Date	Repayment Date	No of Ounces (Ozs)
20-Dec-21	19-Jan-22	21-Jan-22	25-Jan-22	6,250
20-Jan-22	19-Feb-22	23-Feb-22	25-Feb-22	6,250
20-Feb-22	19-Mar-22	22-Mar-22	24-Mar-22	6,250
20-Mar-22	19-Apr-22	21-Apr-22	25-Apr-22	6,250
20-Apr-22	19-May-22	23-May-22	25-May-22	6,250
20-May-22	19-Jun-22	21-Jun-22	23-Jun-22	6,250
20-Jun-22	19-Jul-22	21-Jul-22	25-Jul-22	6,250
20-Jul-22	19-Aug-22	23-Aug-22	25-Aug-22	6,250
20-Aug-22	19-Sep-22	21-Sep-22	23-Sep-22	6,250
20-Sep-22	19-Oct-22	21-Oct-22	25-Oct-22	6,250
20-Oct-22	19-Nov-22	22-Nov-22	25-Nov-22	6,250
20-Nov-22	19-Dec-22	21-Dec-22	23-Dec-22	6,250

This communication has been prepared by individual sales and/or trading personnel of Citigroup Global Markets Limited *(CGML)* or *its subsidiaries or affiliates (collectively Citi). In the United Kingdom, CGML is authorized by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority (together, the UK Regulator) and has its registered office at Citigroup Centre, Canada Square, London E14 5LB. This communication is directed at persons (i) who have been or can be classified by Citi as eligible counterparties or professional clients in line with the rules of the UK Regulator, (ii) who have professional experience in matters relating to investments falling within Article 19(1) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 and (iii) other persons to whom it may otherwise lawfully be communicated. No other person should act on the contents or access the products or transactions discussed in this communication. In particular, this communication is not intended for retail clients and Citi will not make such products or transactions available to retail clients. The information contained herein may relate to matters that are (i) not regulated by the UK Regulator and/or (ii) not subject to the protections of the United Kingdom's Financial Services and Markets Act 2000 and/or the United Kingdom's Financial Services Compensation Scheme.*

All material contained herein, including any proposed terms and conditions, is indicative and for discussion purposes only, is subject to change without notice, is strictly confidential, may not be reproduced and is intended for your use only. It does not include a number of terms and conditions that will be included in any actual transaction and final terms and conditions are subject to further discussion and negotiation nor does it purport to identify all risks (direct or indirect). This communication is not a commitment to deal in any product, offer financing or enter into any transaction described herein.

Citi is not acting as your agent, fiduciary or investment adviser and is not managing your account. The provision of information in this communication is not based on your individual circumstances and should not be relied upon as an assessment of suitability for you of a particular product or transaction. It does not constitute investment advice and Citi makes no recommendation as to the suitability of any of the products or transactions mentioned. Even if Citi possesses information as to your objectives in relation to any transaction, series of transactions or trading strategy, this will not be deemed sufficient for any assessment of suitability for you of any transaction, series of transactions or trading strategy. Save in those jurisdictions where it is not permissible to make such a statement, we hereby inform you that this communication should not be considered as a solicitation or offer to sell or purchase any securities, deal in any product or enter into any transaction. You should make any trading or investment decisions in reliance on your own analysis and judgment and/or that of your independent advisors and not in reliance on Citi and any decision whether or not to adopt any strategy or engage in any transaction will not be Citi's responsibility. Citi does not provide investment, accounting, tax, financial or legal advice; such matters as well as the suitability of a potential transaction or product or investment should be discussed with your independent advisors. Prior to dealing in any product or entering into any transaction, you and the senior management in your organization should determine, without reliance on Citi, (i) the economic risks or merits, as well as the legal, tax and accounting characteristics and consequences of dealing with any product or entering into the transaction (ii) that you are able to assume these risks, (iii) that such product or transaction is appropriate for a person with your experience, investment goals, financial resources or any other relevant circumstance or consideration. Where you are acting as an adviser or agent, you should evaluate this communication in light of the circumstances applicable to your principal and the scope of your authority.

The information in this communication, including any trade or strategy ideas, is provided by individual sales and/or trading personnel of Citi and not by Citi's research department and therefore the directives on the independence of research do not apply. Any view expressed in this communication may represent the current views and interpretations of the markets, products or events of such individual sales and/or trading personnel and may be different from other sales and/or trading personnel and may also differ from Citi's published research – the views in this communication may be more short term in nature and liable to change more quickly than the views of Citi research department which are generally more long term. On the occasions where information provided includes extracts or summary material derived from research reports published by Citi's research department, you are advised to obtain and review the original piece of research to see the research analyst's full analysis. Any prices used herein, unless otherwise specified, are indicative. Although all information has been obtained from, and is based upon sources believed to be reliable, it may be incomplete or condensed and its accuracy cannot be guaranteed. Citi makes no representation or warranty, expressed or implied, as to the accuracy of the information, the reasonableness of any assumptions used in calculating any illustrative performance information or the accuracy (mathematical or otherwise) or validity of such information. Any opinions attributed to Citi constitute Citi's judgment as of the date of the relevant material and are subject to change without notice. Provision of information may cease at any time without reason or notice being given. Commissions and other costs relating to any dealing in any products or entering into any transactions referred to in this communication may not have been taken into consideration.

Any scenario analysis or information generated from a model is for illustrative purposes only. Where the communication contains "forward-looking" information, such information may include, but is not limited to, projections, forecasts or estimates of cash flows, yields or return, scenario analyses and proposed or expected portfolio composition. Any forward-looking information is based upon certain assumptions about future events or conditions and is intended only to illustrate hypothetical results under those assumptions (not all of which are specified herein or can be ascertained at this time). It does not represent actual termination or unwind prices that may be available to you or the actual performance of any products and neither does it present all possible outcomes or describe all factors that may affect the value of any applicable investment, product or investment. Actual events or conditions are unlikely to be consistent with, and may differ significantly from, those assumed. Illustrative performance results may be based on mathematical models that calculate those results by using inputs that are based on assumptions about a variety of future conditions and events and not all relevant events or conditions may have been considered in developing such assumptions. Accordingly, actual results may vary and the variations may be substantial. The products or transactions identified in any of the illustrative calculations presented herein may therefore not perform as described and actual performance may differ, and may differ substantially, from those illustrated in this communication. When evaluating any forward looking information you should understand the assumptions used and, together with your independent advisors, consider whether they are appropriate for your purposes. You should also note that the models used in any analysis may be proprietary, making the results difficult or impossible for any third party to reproduce. This communication is not intended to predict any future events. Past performance is not indicative of future performance.

Citi shall have no liability to the user or to third parties, for the quality, accuracy, timeliness, continued availability or completeness of any data or calculations contained and/or referred to in this communication nor for any special, direct, indirect, incidental or consequential loss or damage which may be sustained because of the use of the information contained and/or referred to in this communication or otherwise arising in connection with the information contained and/or referred to in this communication, provided that this exclusion of liability shall not exclude or limit any liability under any law or regulation applicable to Citi that may not be excluded or restricted.

The transactions and any products described herein may be subject to fluctuations of their mark-to-market price or value and such fluctuations may, depending on the type of product or security and the financial environment, be substantial. Where a product or transaction provides for payments linked to or derived from prices or yields of, without limitation, one or more securities, other instruments, indices, rates, assets or foreign currencies, such provisions may result in negative fluctuations in the value of and amounts payable with respect to such product prior to or at redemption. You should consider the implications of such fluctuations with your independent advisers. The products or transactions referred to in this communication may be subject to the risk of loss of some or all of your investment, for instance (and the examples set out below are not exhaustive), as a result of fluctuations in price or value of the product or transaction or a lack of liquidity in the market or the risk that your counterparty or any guarantor fails to perform its obligations or, if this the product or transaction is linked to the credit of one or more entities, any change to the creditworthiness of the credit of any of those entities.

Citi (whether through the individual sales and/trading personnel involved in the preparation or issuance of this communication or otherwise) may from time to time have long or short principal positions and/or actively trade, for its own account and those of its customers, by making markets to its clients, in products identical to or economically related to the products or transactions referred to in this communication. Citi may also undertake hedging transactions related to the initiation or termination of a product or transaction, that may adversely affect the market price, rate, index or other market factor(s) underlying the product or transaction and consequently its value. Citi may have an investment banking or other commercial relationship with and access to information from the issuer(s) of securities, products, or other interests underlying a product or transaction. Citi may also have potential conflicts of interest due to the present or future relationships between Citi and any asset underlying the product or transaction, any collateral manager, any reference obligations or any reference entity.

Any decision to purchase any product or enter into any transaction referred to in this communication should be based upon the information contained in any associated offering document if one is available (including any risk factors or investment considerations mentioned therein) and/or the terms of any agreement. Any securities which are the subject of this communication have not been and will not be registered under the United States Securities Act of 1933 as amended (the Securities Act) or any United States securities law, and may not be offered or sold within the United States or to, or for the account or benefit of, any US person, except pursuant to an exemption from, or in a product or transaction, not subject to, the registration requirements of the Securities Act. This communication is not intended for distribution to, or to be used by, any person or entity in any jurisdiction or country which distribution or use would be contrary to law or regulation.

This communication contains data compilations, writings and information that are confidential and proprietary to Citi and protected under copyright and other intellectual property laws, and may not be reproduced, distributed or otherwise transmitted by you to any other person for any purpose unless Citi's prior written consent have been obtained.

COMMODITIES TRADING – IMPORTANT RISK FACTORS

THE CONSIDERATIONS SET OUT BELOW ARE NOT, AND ARE NOT INTENDED TO BE, A COMPREHENSIVE LIST OF ALL CONSIDERATIONS RELEVANT TO A DECISION TO TRADE COMMODITIES.

- The risk of loss in trading commodities can be substantial. You should therefore carefully consider whether such trading is suitable for you and discuss the risks with your independent advisor.
- Specific market movements connected be predicted accurately, even in "normal" circumstances, let alone in extraordinary circumstances. Market risk is the risk that the value of the transaction will be adversely affected by fluctuations in the level or volatility of, or correlation or relationship between, one or more commodity prices, rates or indices or other market factors, or by illiquidity in the market for the relevant commodity or in a related market.
- The commodity market is driven by a wide variety of demand and supply factors and inventory factors. Variables, that are either directly or indirectly associated with the relevant market, such as weather, social change, political events and changes in government policy (including with regard to price support of or tariff imposed on the underlying commodity) can impact the supply/demand dynamics and therefore have an impact on commodity prices. Commodity products with unstable conditions of supply and demand will experience price fluctuations. Agricultural commodities in particular are highly dependent on weather factors in the short term.
- Certain transactions (including those involving swaps and options) may be highly volatile and carry a high risk of loss. A relatively small adverse market movement may result in a loss that exceeds or is out of proportion with the premium (if any) paid or received. Futures and options transactions are leveraged instruments and movements in the underlying commodity markets will be significantly magnified in the futures and options markets.
- Under certain market conditions, you may find it difficult or impossible to liquidate a position. This can occur, for example, when the market makes a "limit move" or there is any other significant change in prices.

In any instance where distribution of this communication is subject to the rules of the US Commodity Futures Trading Commission ("CFTC"), this communication constitutes an invitation to consider entering into a derivatives transaction under U.S. CFTC Regulations §§ 1.71 and 23.605, where applicable, but is not a binding offer to buy/sell any financial instrument.

IRS Circular 230 Disclosure: Citigroup Inc. and its affiliates do not provide tax or legal advice. Any discussion of tax matters in these materials (i) is not intended or written to be used, and cannot be used or relied upon, by you for the purpose of avoiding any tax penalties and (ii) may have been written in connection with the "promotion or marketing" of a transaction (if relevant) contemplated in these materials. Accordingly, you should seek advice based your particular circumstances from an independent tax advisor.

Although CGML is affiliated with Citibank, N.A. (together with Citibank N.A.'s subsidiaries and branches worldwide, Citibank), you should be aware that none of the products mentioned in this communication (unless expressly stated otherwise) are (i) insured by the Federal Deposit Insurance Corporation or any other governmental authority, or (ii) deposits or other obligations of, or guaranteed by, Citibank or any other insured depository institution.